

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Rick Wall
Chairman and CEO
The Castle Group, Inc.
500 Ala Moana Boulevard, 3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

> **Re: The Castle Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 0-23338**

Dear Mr. Wall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief